UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number 0-54162

NiMin Energy Corp.

(Translation of registrant’s name into English)

1160 Eugenia Place, Suite 100, Carpinteria, California 93013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Information contained in this Form 6-K

On September 1, 2011, NiMin Energy Corp. issued the following press release regarding closing of a broker private placement of 2,758,620 units (“Units”) of the Company at a purchase price of $1.45 per Unit for gross proceeds of $3,999,999.

NiMin Energy Announces Closing of Brokered Private Placement

For Immediate Release

Carpinteria, CA – September 1, 2011 – NiMin Energy Corp. (TSX: NNN and OTCQX: NEYYF; “NiMin” or the “Company”) is pleased to announce that it has completed a brokered private placement (the “Private Placement”) of 2,758,620 units (“Units”) of the Company at a purchase price of $1.45 per Unit for gross proceeds of $3,999,999. Each Unit consists of one common share and one half of one common share purchase warrant (“Warrant”). Each whole Warrant is exercisable for a period of 36 months from closing at an exercise price of US$1.60. Macquarie Bank Limited participated as sole subscriber for the Units. Byron Capital Markets Ltd. (the “Agent”) acted as agent with respect to the Private Placement and received a cash commission equal to 5.5% of the gross proceeds raised under the Private Placement.

The net proceeds of the Private Placement will be used by the Company to advance the Company’s interest in the 100% owned and operated Pleito Creek Field Located in the San Joaquin Basin in Kern County, California and for general corporate purposes.

The Units and underlying securities are subject to a hold period of four months plus one day from the date of issue.

CONTACTS:

Investors

Jonathan Wimbish, CFA

NiMin Energy Corp.

Chief Financial Officer

+1(805) 566- 2900

jwimbish@niminenergy.com

Media

Dan Gagnier/Jared Levy

Sard Verbinnen & Co

+1 (212) 687-8080

About NiMin Energy

NiMin is a California-based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 27 million barrels of proved and probable reserves, 97% of which are oil.

Cautionary Statements

This news release contains certain statements which constitute forward-looking statements or information (“forward-looking statements”), including the anticipated use of the net proceeds of the Private Placement. The intended use of the net proceeds of the Private Placement by the Company might change if the board of directors of the Company determines that it would be in the best interests of the Company to deploy the proceeds for some other purpose. Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, the forward-looking statements have been based on factors and assumptions concerning future events which may prove to be inaccurate. Those factors and assumptions are based upon currently available information. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in the forward-looking statements. As such, readers are cautioned not to place undue reliance on the forward-looking statements, as no assurance can be provided as to future results, levels of activity or achievements. Risks include, but are not limited to: the risks associated with the oil and gas industry (eg., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in the Company’s Annual Information Form and other documents available at www.sedar.com. Furthermore, the forward-looking statements contained in this document are made as of the date of this document and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.

Date: September 2, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer